Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference into Registration Statements No. 333-153576 and 333-147382 on Form S-8 of ArcelorMittal (successor entity of Mittal Steel Company N.V.) of our report dated April 16, 2007, with respect to the consolidated balance sheet of Arcelor S.A. and subsidiaries (“the Company”) as of December 31, 2006, and the related consolidated income statement, statement of cash flows, and statement of changes in shareholders’ equity for the five months ended December 31, 2006, prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which report appears in the Report of Foreign Private Issuer on Form 6-K of ArcelorMittal dated on or about September 19, 2008.

Our qualified report dated April 16, 2007 contains an explanatory paragraph that states the following:

IAS 34 requires that interim financial statements be represented with comparative financial information. These consolidated interim financial statements have been prepared solely for the purposes of consolidating the Company into the consolidated financial statements of Mittal Steel Company N.V. (“Mittal Steel”) as of and for the five months ended December 31, 2006. Accordingly, no comparative financial information is presented.

Our report dated April 16, 2007 also contains the following explanatory paragraph:

The consolidated financial statements are based on the historical values of Arcelor S.A.’s assets and liabilities prior to its acquisition by Mittal Steel and, accordingly, do not include the purchase price adjustments to such amounts reflected in the consolidated financial statements of Mittal Steel as a result of such acquisition.

/s/    KPMG Audit S.à r.l.

City of Luxembourg

Luxembourg

September 19, 2008